UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 25	OMB APPROVAL OMB Number: 3235-0080 Expires: March 31, 2021 Estimated average burden hours per response: 1.00

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number	333-204808
Issuer: Northern Lights Fund Trust IV Exchange: Cboe BZX Exchange, Inc.
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Address: 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 Telephone number: 402-895-1600
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices) Sage ESG Intermediate Credit ETF (GUDB) (Description of class of securities)
Sage ESG Intermediate Credit ETF (GUDB)
(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
[ ] 17 CFR 240.12d2-2(a)(1)
[ ] 17 CFR 240.12d2-2(a)(2)
[ ] 17 CFR 240.12d2-2(a)(3)
[ ] 17 CFR 240.12d2-2(a)(4)
[ ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. [1]
[ X ] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Northern Lights Fund Trust IV. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.
December 26, 2019	By Jennifer Farrell	Secretary
Date	Name	Title
[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.